Sept. 5th, 2014	TSX - HNC

Hard Creek Nickel Provides Update on TSX Review

Further to Hard Creek Nickel Corp. (TSX – HNC) press release dated May 5, 2014 the company intends to de-list its common shares from the TSX and has applied to list on the TSXV. The company had received notice from the Toronto Stock Exchange (the "TSX") stating that the TSX was reviewing the eligibility of the Company for continued listing of its securities on the TSX. Specifically, the TSX was evaluating the Company with respect to the following requirement: a minimum expenditure of $350,000 per year on exploration and or development work.

The TSX granted the company 120 days in which to regain compliance with the requirement pursuant to the remedial review process. The company was unable to regain compliance in the time allotted and has therefore applied to list its common shares on the TSXV as a Tier 2 issuer.

The company is now proceeding with a streamline listing to the TSXV and as such the TSXV will be completing a listing application review. Hard Creek will seek to avoid or minimize a time gap between the TSX delisting and obtaining the alternate TSXV listing. However, no assurances can be made regarding the timing involved.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310 E: info@hardcreek.com W: www.hardcreeknickel.com